FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR DECEMBER 2002

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[_]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82- _____________

AstraZeneca PLC

INDEX TO EXHIBITS

 Item

1.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 2 December 2002.
2.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 4 December 2002.
3.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 5 December 2002.
4.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 6 December 2002.
5.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 11 December 2002.
6.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 12 December 2002.
7.	Press release entitled “AstraZeneca wins Australia High Court Appeal on Omeprazole Formulation Patent” dated 12 December 2002.
8.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 13 December 2002.
9.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 16 December 2002.
10.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 19 December 2002.
11.	Press release entitled “FDA Advisory Committee Requests Further Data on AstraZeneca’s Casodex (Bicalutamide) 150 mg for Early Prostate Cancer” dated 19 December 2002.
12.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 20 December 2002.
13.	Press release entitled “Repurchase of Shares in AstraZeneca PLC” dated 23 December 2002.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
Date: 1 JANUARY 2003
	By:	/s/ G H R Musker
	(Name:	G H R Musker)
	(Title:	Company Secretary & Solicitor)

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 29 November 2002, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2445 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,722,388,772.

G H R Musker
Company Secretary
2 December 2002

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 3 December 2002, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2433 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,721,988,772.

G H R Musker
Company Secretary
4 December 2002

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 4 December 2002, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2393 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,721,392,832.

G H R Musker
Company Secretary
5 December 2002

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 5 December 2002, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2429 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,721,192,832,

G H R Musker
Company Secretary
6 December 2002

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 10 December 2002, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2286 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,720,792,832.

G H R Musker
Company Secretary
11 December 2002

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 11 December 2002, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2276 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,720,442,832.

G H R Musker
Company Secretary
12 December 2002

Item 7

ASTRAZENECA WINS AUSTRALIA HIGH COURT APPEAL ON
OMEPRAZOLE FORMULATION PATENT

AstraZeneca today announced that the High Court of Australia has granted its appeal against an earlier Federal Court decision in a dispute with the generic pharmaceutical company, Alphapharm Pty Limited, about the validity of the formulation patent for omeprazole – the active substance used in Losec, a treatment for acid-related disorders, such as peptic ulcers.

The High Court overturned a decision in October, 2000, by the Full Federal Court of Australia, declaring the patent invalid due to obviousness. The latest judgment restores the patent’s validity and agrees with AstraZeneca’s argument that the patent is not obvious and involves inventive step.

The proceedings will now return to the lower courts for disposal of remaining issues.

Australia represented about 2 per cent of Losec worldwide sales in 2001.

12 December 2002

Media Enquiries:
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair-Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

- Ends -

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 12 December 2002, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2309 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,720,142,832.

G H R Musker
Company Secretary
13 December 2002

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 13 December 2002, it purchased for cancellation 490,000 ordinary shares of AstraZeneca PLC at a price of 2278 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,719,652,832.

G H R Musker
Company Secretary
16 December 2002

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 18 December 2002, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2186 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,719,496,329.

G H R Musker
Company Secretary
19 December 2002

Item 11

FDA ADVISORY COMMITTEE REQUESTS FURTHER DATA ON
ASTRAZENECA’S CASODEX® (BICALUTAMIDE) 150 MG
FOR EARLY PROSTATE CANCER

AstraZeneca announced today that the Oncologic Drugs Advisory Committee (ODAC) to the U.S. Food and Drug Administration (FDA) did not recommend approval of the new indication for CASODEX 150 mg for the treatment of early stage prostate cancer. The panel recommendation does not impact on the current use and approval of CASODEX 50 mg formulation, and also does not impact on CASODEX 150 mg approvals in other countries.

Although the advisory committee could not reach a consensus on the interpretation of the data and how the results from the trials apply specifically to U.S. patients, the committee did agree that the data appears to show CASODEX 150 mg is a viable treatment option for patients in other regions of the world, such as Europe and Scandinavia. Despite the decision by the ODAC, several panel members did agree that the CASODEX 150 mg data showed positive benefits in the non-U.S. trials.

“While we are disappointed with the outcome of the ODAC meeting, we are nevertheless encouraged by the positive comments from the panel in relation to the data and the overall quality of the studies,” said Gerard T. Kennealey, MD, Vice President, Oncology Research, AstraZeneca.

CASODEX 150 mg is already approved for the treatment of early stage disease in more than 40 countries around the world, including the United Kingdom, Mexico, Canada, Germany, Italy, and Australia, and AstraZeneca continues to seek regulatory approvals in other markets.

The Supplemental New Drug Application (sNDA) is based on the CASODEX Early Prostate Cancer (EPC) Trial Programme, the world’s largest prostate cancer treatment trial ever conducted with more than 8,000 patients in 23 countries. The programme consists of three prospective, randomised, double-blind, placebo-controlled clinical trials and was designed on the same premise as trials of tamoxifen in breast cancer. Adding tamoxifen to standard treatment for early breast cancer, such as surgery, has been proven to reduce the chance of the cancer returning and has saved thousands of women’s lives.

In the EPC programme, approximately half the patients received CASODEX 150 mg/day and half received placebo, in addition to standard therapy of radical prostatectomy, radiotherapy, or watchful waiting. Overall, CASODEX 150 mg reduced the chance of disease progression or death in the absence of progression by 42 per cent compared with placebo. In addition, CASODEX 150 mg significantly reduced the risk of Prostate Specific Antigen (PSA) progression (defined as doubling of PSA concentration, objective disease progression, or death). In clinical practice, a rising PSA is frequently used as a biochemical marker for progression of prostate cancer. In the EPC Program, CASODEX 150 mg was shown to have a favourable tolerability profile, with the most frequently occurring side effect being gynecomastia (breast enlargement; 68 per cent) and breast pain (73 per cent). Gynecomastia and breast pain were considered severe in only 6 per cent and 5 per cent of patients, respectively. The overall incidence of other side effects was similar for both treatment groups.

Even with the disappointing response from the ODAC, CASODEX continues to contribute significant sales growth. 2002 sales through the first nine months were $459M, 18 per cent above sales over the same period in 2001. The growth is continuing to strengthen as additional countries approve CASODEX usage in early prostate cancer. Additionally, usage of CASODEX 50 mg in advanced prostate cancer in the USA and elsewhere remains strong.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of ethical (prescription) pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of $16.4 billion and leading positions in sales of gastrointestinal, oncology, anesthesia (including pain management), cardiovascular, central nervous system (CNS) and respiratory products.

CASODEX is a trademark of the AstraZeneca group of companies.

19 December 2002

Media Enquiries:
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair-Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

Notes to Editors:
Background Information on Prostate Cancer
One in six men is at lifetime risk for being diagnosed with prostate cancer. According to the American Cancer Society, nearly 190,000 new prostate cancer cases will have been diagnosed in 2002, or about one new case every three minutes. It is the most frequently diagnosed non-skin cancer and is the second leading cause of cancer death among men after lung cancer.

-Ends-

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 19 December 2002, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2175 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,718,946,329.

G H R Musker
Company Secretary
20 December 2002

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 20 December 2002, it purchased for cancellation 280,000 ordinary shares of AstraZeneca PLC at a price of 2205 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,718,666,329.

G H R Musker
Company Secretary
23 December 2002